UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     AMENDED
                                   FORM N-8A/A


                      AMENDED NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940


                  Allegiant Advantage Fund, a Massachusetts business trust ("Allegiant Advantage"), hereby amends its original Notification of Registration on Form N-8A, filed on July 6, 1993 (File No. 811-07850), for the purpose of reflecting the adoption, effective December 31, 2009, and succession by Allegiant Advantage Funds, a Delaware statutory trust (the "Trust"), of the Allegiant Advantage registration under Section 8(a) of the Investment Company Act of 1940. In connection with such amended notification of registration, the Trust submits the following information:

         A.   Name: Allegiant Advantage Funds

         B. Address of Principal Business Office (No. & Street, City, State, Zip Code):

              760 Moore Road
              King of Prussia, Pennsylvania 19406

         C.   Telephone Number (including area code): 1-800-364-4890

         D.   Name and Address of Agent for Service of Process:

              Audrey C. Talley, Esq.
              Drinker Biddle & Reath LLP
              18th and Cherry Streets
              Philadelphia, Pennsylvania 19103-6996



              Copy to:

              Kathleen Barr
              PNC Capital Advisors, LLC
              200 Public Square, 5th Floor
              Cleveland, Ohio 44114

         E.   Check Appropriate Box

              Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A.

                           YES                                X

* In connection with a reorganization changing domicile from Massachusetts to Delaware, the registrant, Allegiant Advantage Funds, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the registration statement of Allegiant Advantage Fund, a Massachusetts business trust, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on December 31, 2009, amending and adopting such registration statement as the registrant's own pursuant to Rule 414 under the Securities Act of 1933, as amended. The amendment became effective on December 31, 2009.

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this amended notification of registration to be duly signed on its behalf in the city of Indianapolis and state of Indiana on the 31st day of December, 2009.




                                       ALLEGIANT ADVANTAGE FUNDS
                                       (Registrant)

                                       By:          /s/ John F. Durkott
                                                    -------------------
                                       Name:        John F. Durkott
                                       Title:       President



Attest:  /s/ Audrey C. Talley
         --------------------
         Name:  Audrey C. Talley
         Title: Secretary